Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

The following was made available to certain Planet employees on July 7, 2021.

INTERNAL EMAIL ANNOUNCEMENT

Team,

We are thrilled to share today that Planet is going public! We are doing this via a merger with a special purpose acquisition company (also known as a SPAC). This is the first step in a process through which Planet is expected to become a publicly listed company later this year.

In 2010, we founded Planet with a vision to use space to help life on Earth. We turned this vision into a mission to do something that had never been done before —to image the earth daily and make change visible, accessible and actionable—a mission that is alive and well. Going public is our next step on the path to realizing it, and will accelerate it by empowering us with the resources to scale our business and our impact.

We’ve come a long way and are so proud of all that this company and our team have achieved. From building a world-class satellite manufacturing and space operations capability to achieving the daily revisit to architecting the first cloud-native geospatial data pipeline to creating a scalable >$100m/year business, Planet is really several innovative and consequential companies rolled into one pioneering organization. We have built something truly unique that is driving critical value to customers, having a positive impact on real-world problems.

We should all be incredibly proud of reaching this milestone. This has been made possible through the tremendous dedication and hard work of Planeteers. Thank you for your tireless effort and commitment to Planet and our mission.

And there’s an important backdrop for Planet: the world’s ecosystems and climate are at a critical juncture and humanity needs to change fast to avert a crisis. We are also experiencing a wave of threats to international peace and security, and an era of disinformation. We believe that the world desperately needs Planet’s data to help fight these challenges by illuminating the most important forms of environmental and social change. Planet—via our customers—is already helping to solve these challenges, but this is the tip of the iceberg of our potential; there are millions of people and organizations who could benefit from our data.

What Does this Mean?

Going public will provide us with significant opportunities to drive growth in our business. We mentioned that Planet will be merging with a company named dMY Technology Group, Inc. IV – dMY IV is a SPAC that is already listed on the NYSE. A SPAC doesn’t have any operations itself and is formed to find an operating business like ours, combine with it, and use funds raised from issuing stock to help accelerate growth. We chose dMY IV because they believe in Planet’s vision and see our full potential: as a data and analytics company that empowers myriad users, from governments to companies to NGOs, to make smarter decisions. They want to enable Planet’s mission and they are huge fans of how Planet can power the transition to a sustainable economy.

dMY IV has proven experience supporting the growth of pioneering companies across the technology industry. In fact, Planet will be the fourth company they have taken public. They are led by Niccolo de Masi and Harry You, seasoned executives and operators who we’re thrilled to be working with.

Why Go Public?

In short, acceleration. As a public company, Planet will be better able to expand into new verticals and further develop our products and solutions. We plan to scale sales and marketing to capture opportunities in our key markets and in new ones. We will work to build our software stack toward delivering insights and solutions customers need. We’ll be better equipped to build new sensors and add more data to our growing archive and real-time data feeds, continuously advancing our products to solve more complex problems for our customers. We’ll be better known as a public company with an increased level of brand exposure. Our customers will be more confident in relying on us for the critical services because they know that Planet is an established public company.

There are downsides, too. There will be volatility as Planet’s stock goes up and down, sometimes totally unrelated to anything we do. We won’t be able to talk as freely about our plans, given legal restrictions on public companies. We will also feel quarterly pressure to hit targets, making it important to stay focused on our long term goals.

The leadership team and the Board have carefully weighed these considerations and we’re absolutely convinced this is the right decision and that it will accelerate Planet toward its goals.

Why Now?

In short, Planet is ready for the world and the world needs Planet.

We’re doing this now because Planet is ready and there is momentum in the market. We have a growing business serving a variety of diverse vertical markets and we know the world is ready for Planet. As the global economy reboots out of the pandemic, there is a strong push to boot back into a sustainable economy. We believe Planet’s data has a mission-critical role in the global sustainability transition. This switch accelerated in 2020, driving increased demand for Planet’s data.

Will we keep Planet’s Mission?

Planet’s vision and mission are not changing. In fact, they are being strengthened because Planet will go public as a Public Benefit Corporation (PBC). We’ll share more on what this means later, but the key point is that as a PBC Planet’s mission will be encoded into its corporate DNA, obligating the directors to stay true to our mission. Further, we, the founders, will retain voting control of Planet so the company stays mission-aligned.

We are committed to the long term goal of ensuring a sustainable and secure planet where life flourishes. In 10 years, we envision Planet as a leading global business whose data and services power every business and government use to make smarter decisions, whether enabling digital transformation or sustainability; in short we see Planet as a cornerstone of a global economy that accounts for natural capital. It’s never been more clear to us that Planet’s vision to use space to help life on Earth is directly connected to our ability to build a commercially successful business, driving a virtuous cycle where Planet’s success as a business results in a healthier planet.

Next Steps

Today’s announcement is the first step in this process and the transaction is expected to close later this year. We will continue to operate as we do now and there will be no changes to daily work.

We know this is exciting, but we must remain focused on delivering great products and solutions for our customers. We should also remember that it’s only one milestone: the world’s best companies are defined not by going public, but by what they achieve in the years thereafter.

To celebrate and answer questions, we will gather everyone at the All Hands meeting later today (normal slot, 8am PST, but extended to 45 minutes). While this transaction doesn’t change our focus now or in the future, we’d like to take some time to discuss the news with you in more detail. There is a FAQ attached to this email with more information on the transaction and what it means for you. While we may not have all the answers to your questions right now, we will keep you informed as we navigate through this process. In addition, you can submit your additional questions here [LINK]. We will have an AMA this Friday to address your pre-submitted questions. Please note this session won’t be recorded so please plan to attend live. We will add further sessions, as needed, depending on volume of questions we get over the next few weeks.

This announcement may generate interest from the media, analysts, or other third parties who may contact you looking for comment or additional information. If anyone from outside Planet contacts you, please do not respond and direct any inquiries to Trevor Hammond at Comms@planet.com.

Thank you all for your hard work and passion. Every Planeteer’s dedication to our mission over the years has played a part in getting us to this key milestone. Together, we have built something remarkable at Planet. It’s the tip of the iceberg of Planet’s potential and this milestone helps us continue to build. We look forward to the next decade of Planet’s future together.

Ad astra!

Will & Robbie

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY Technology Group, Inc. IV (“dMY IV”) intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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